250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON  FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer’s Direct Contact
212.468.8053
jbaris@mofo.com

April 30, 2015

FILED VIA EDGAR

Karen L. Rossotto, Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The Victory Portfolios — Post-Effective Amendments No. 122

File Nos. 33-8982 and 811-4852

Dear Ms. Rossotto:

On behalf of The Victory Portfolios (“Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on April 3, 2015, relating to Post-Effective Amendment No.122 to Registrant’s Registration Statement on Form N-1A (File Nos. 33-8982 and 811-4852), filed on February 20, 2015 (“PEA 122”), to register shares of a new series portfolio, Victory Munder Small Cap Growth Fund (the “Fund”).

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.

1)                                     Registrant’s Name.  Registrant’s official name is “The Victory Portfolios,” but EDGAR lists Registrant as “Victory Portfolios.”  Please reconcile.

Response: Registrant plans to change its legal name to “Victory Portfolios.”  Alternatively, if this change is not practicable, Registrant will attempt to change either the name of the Registrant on the EDGAR website to “The Victory Portfolios,” such that Registrant’s legal name and the name of the Registrant on the EDGAR website are reconciled. Registrant understands that the latter change may require manual approval by the EDGAR staff, and may also implicate Registrant’s arrangements with existing service providers.

2)                                     Fund Fees and Expense Table, page 1.  The Fund Fees and Expense table lists “Other Expenses” of Class A and Class Y shares at 4.75 percent, but only 0.93 percent for Class I shares.  Please explain the disparity supplementally.

Response:  The disparity between estimated expenses disclosed for Class A and Class Y shares, on one hand, and Class I shares, on the other hand, results primarily from the anticipated asset levels over the next year, as indicated in footnote (2) to the table.  The asset size of the Class A shares and the asset size of the Class Y shares are expected to be much smaller than the asset size of the Class I shares, which means that fixed expenses would be spread over a much smaller asset base, thus producing higher expense ratios.

3)                                     Fund Fees and Expense Table, page 1. In footnote 3 to the Fund Fees and Expenses Table, state who can terminate the expense waiver and reimbursement agreement and under what circumstances.

Response:  Registrant has revised the disclosure to state, in relevant part, that the expense waiver and reimbursement agreement shall remain in effect at least through October 31, 2018, and that the expense waiver and reimbursement agreement may not be terminated by any party to it until October 31, 2018, or the termination of the Advisory Agreement.

4)                                     Expense Example, page 2. Please confirm that expense Example takes into account waivers and reimbursements of expenses for the duration of the contractual waiver and expenses.

Response:  Registrant confirms that the expense Example takes into account waivers and reimbursements for the duration of the contractual agreement.

5)                                     Principal Investment Strategy, page 2.  Please disclose emerging market exposure as a principal strategy and principal risk, if appropriate.

Response:  Registrant confirms that investments in emerging markets are not a principal strategy for the Fund and, therefore, has not made any changes to the disclosure.

6)                                     General Risks, page 6-7.  Consider adding risks of investments in preferred convertible securities; rights and warrants; and, if applicable, unsponsored ADRs.  This disclosure would provide symmetry with the disclosed investment strategies.

Response:  Registrant does not believe any additional disclosure is necessary with respect to these securities since they are types of equity holdings.  Registrant has disclosed the risks of investing in equity securities.  The Fund generally will not invest in unsponsored ADRs.

7)                                     Portfolio Management, page 9.  Item 5(b) requires a registrant to disclose information about individuals who are “primarily responsible for the day-to-day management of the Fund’s portfolio.”  Registrant discloses seven individuals as portfolio managers, with Tony Dong as having “final investment authority for the Fund.”  Please confirm whether all seven portfolio managers are jointly and primarily responsible.”

a.                                      Please review Item 5 to determine whether only Tony Dong should be listed as a portfolio manager.

b.                                      Consider Instruction 2 to Item 5, which provides that “if more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility” for the day to day management.

Response:  Registrant believes that it is appropriate to disclose that the portfolio managers are jointly and primarily responsible for management of the Fund, and does not believe any additional disclosure or deletions are necessary with respect to the Fund’s portfolio managers.

8)                                     Investment strategy, page 5.  Registrant describes the types of securities that the Fund may purchase under normal market conditions, but that “[t]he Fund will not necessarily buy all of the securities listed below.”  Please clarify or justify this statement if considered appropriate.

Response:  The intent of this statement that “the Fund will not necessarily buy all the securities listed below” is that the Registrant may not invest in all of the enumerated investments at any given point in time.  Registrant has revised the disclosure to remove the sentence.

9)                                     Investment strategy, page 5.  Please consider whether it is appropriate to disclose information about derivatives next to a “pointing finger.”

Response:  Registrant has revised the disclosure by deleting the “pointing finger” next to the sub-heading “Derivatives.”

10)                              The Investment Adviser, page 9.  Registrant states that a discussion of the Board’s considerations in approving the Advisory Agreement will be available in the Fund’s next shareholder report.  Please specify whether this refers to the annual report, the semi-annual report, and disclose the period covered by such report.

Response:  Registrant has revised the disclosure to reflect that it will disclose the Board’s considerations in approving the Advisory Agreement in the Fund’s annual report for the period ending June 30, 2015.

11)                              Statement of Additional Information, page 4.  In the section disclosing Lower-Rated Debt Securities, add a statement that these securities are also referred to as “junk bonds.”

Response:  Registrant confirms that the SAI contains disclosure to indicate that Lower-Rated Debt Securities are also commonly referred to as “junk bonds.”

12)                              Statement of Additional Information, page 11.  In the discussion of Foreign Securities, consider adding a statement that “The Fund may invest up to 25% of its assets in foreign securities.”

Response:  Registrant believes that the current disclosure appearing on page 2 of its Summary Prospectus satisfies this requirement. This disclosure states, “Although the Fund will be invested primarily in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities, including depositary receipts such as American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs).”

13)                              Statement of Additional Information, page 61.  In the discussion of Disclosure of Portfolio Holdings, state how conflicts of interest are resolved, as required by the instruction to Item 16(f) of Form N-1A.

Response:  Registrant has revised the disclosure concerning the Fund’s policies and procedures to address conflicts of interests with respect to the Fund’s Disclosure of Portfolio Holdings to include the following:

“The Fund’s policies and procedures with respect to disclosure of portfolio holdings generally provide that that the Fund’s Adviser will act in the best interest of the Fund’s shareholders in the event that any conflict of interest arises. Generally, in determining what is in the best interest of the Fund’s shareholders, the Adviser will consult with its legal counsel, its Chief Compliance Officer, and/or the Fund’s counsel or Chief Compliance Officer, or when appropriate, the Fund’s Board of

Trustees, a Committee of the Board of Trustees, or independent legal counsel.”

          *          *          *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 122 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:                                Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Matthew J. Kutner, Morrison & Foerster LLP